UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549


07054999

FORM 11-K



FOR ANNUAL REPORTS OF EMPLOYEE STOCK REPURCHASE SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______________ to ______________

Commission File Number ______________

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

NATIONAL CITY SAVINGS AND INVESTMENT PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

NATIONAL CITY CORPORATION
1900 EAST NINTH STREET
CLEVELAND, OHIO 44114

REQUIRED INFORMATION

Audited financial statements and supplemental schedule for the Plan prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, as amended, are filed herewith in lieu of an audited statement of financial condition and statement of income and changes in plan equity.

Financial Statements and Exhibits

A. The following financial statements and supplemental schedule are filed as part of this annual report and appear immediately after the signature page hereof:

1. Statements of Net Assets Available for Benefits - December 31, 2006 and 2005

2. Statement of Changes in Net Assets Available for Benefits - Year Ended December 31, 2006

3. Notes to Financial Statements

4. Schedule of Assets (Held at End of Year)

B. The following exhibit is filed as part of this annual report:

Exhibit 23 – Consent of Independent Registered Public Accounting Firm

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

NATIONAL CITY SAVINGS AND
INVESTMENT PLAN

Date: June 25, 2007

By: Shelley J. Seifert, Member of the
Administrative Committee for the
National City Savings and Investment Plan

AUDITED FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

National City Savings and Investment Plan
Year Ended December 31, 2006
With Report of Independent Registered Public Accounting Firm

0703-0811390

National City Savings and Investment Plan

Audited Financial Statements
and Supplemental Schedule

Year Ended December 31, 2006

Contents

0703-0811390



Ernst & Young LLP
Suite 1300
925 Euclid Avenue
Cleveland, Ohio 44115

Phone: (216) 861-5000
www.ey.com

Report of Independent Registered Public Accounting Firm

Administrative Committee of
National City Savings and
Investment Plan

We have audited the accompanying statements of net assets available for benefits of the National City Savings and Investment Plan as of December 31, 2006 and 2005, and the related statement of changes in net assets available for benefits for the year ended December 31, 2006. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2006 and 2005, and the changes in its net assets available for benefits for the year ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2006, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Ernst & Young LLP

June 17, 2007

National City Savings and Investment Plan

Statements of Net Assets Available for Benefits

	December 31	
	2006	**2005**
Assets		
Cash	**$ 3,301,747**	$ 9,181,730
Investments, at fair value	**2,420,655,439**	2,166,446,693
Receivables:		
Employer contributions	**2,858,283**	2,416,202
Employee contributions	**3,828,680**	3,362,953
Accrued income	**1,211,587**	965,249
Due from broker	**2,787,168**	160,702
Total receivables	**10,685,718**	6,905,106
Total assets	**2,434,642,904**	2,182,533,529
Liabilities		
Pending securities purchases	**10,780,285**	2,546,681
Net assets available for benefits	**$ 2,423,862,619**	$ 2,179,986,848

See accompanying notes.

National City Savings and Investment Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2006

Additions	
Net appreciation in fair value of investments	$ 200,161,629
Interest and dividend income from National City Capital Preservation Fund and Allegiant Funds	16,956,524
Dividend income from other mutual funds	14,022,714
Dividend income from National City Corporation Common Stock	38,340,909
Interest income from participant loans	2,704,471
Employer contributions	84,191,294
Employee contributions	120,792,569
Transfers from the Capstone Realty Advisors, LLC 401(k) Retirement Plan	592,491
Tranfers from the Information Leasing Corporation 401(k) Plan	718,680
Total additions	478,481,281
Deductions	
Benefits paid to participants	(234,605,510)
Net increase	243,875,771
Net assets available for benefits at beginning of year	2,179,986,848
Net assets available for benefits at end of year	$2,423,862,619

See accompanying notes.

1. Plan Description

The following description of the National City Savings and Investment Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

The Plan is a defined contribution plan for substantially all National City Corporation (NCC) personnel who are employed by any subsidiary of NCC which has adopted the Plan (Employers). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). All administrative expenses of the Plan are paid by the Employers.

An eligible employee may become a participant in the Plan on an unmatched basis on the first day of any calendar month after he or she has attained age 21 and completed thirty days of service. The Plan allows participants to elect to contribute from 1% to 20% of eligible compensation. Participants direct their contributions in 1% increments among any of the Plan's 14 investment funds. Contributions made to any of the funds may be temporarily invested in the Allegiant Money Market Fund.

Participants are eligible for employer matching contributions on the first of the month following one year of service. The monthly matching contribution is equal to 115% of the participant's contribution up to 6% of the participant's combined cash compensation. All employer contributions are initially invested in the National City Corporation Stock Fund. Contributions are subject to certain limitations.

Each participant's account is credited with the participant's contributions and allocations of (a) the employers' contributions and (b) Plan earnings. Allocations are based on participant earnings or account balances, as defined. All amounts credited to a Participant's account are 100% vested at all times. Participant and employer contributions are eligible to be transferred and invested in any of the fund options of the Plan.

Participants are allowed to borrow at a fixed interest rate up to 50% of the value in their account balance, with a minimum loan of $500 and a maximum loan of $50,000. Participants are restricted to only one loan in any twelve-month period and to a maximum of two loans at any one time.

On termination of service due to death, disability, or retirement, a participant may elect to receive an amount equal to the value of the participant's vested interest in their account in either a lump-sum amount, or in monthly, quarterly, or annual installments.

1. Plan Description (continued)

For terminations due to other reasons, a participant may receive the value of the vested interest in their account as a lump-sum distribution.

Although it has not expressed any intent to do so, NCC has the right under the Plan to discontinue employer and participants' contributions at any time and to terminate the Plan subject to the provisions of ERISA.

2. Significant Accounting Policies

The financial statements of the Plan are prepared on the accrual method of accounting.

The Plan's investments are stated at fair value. Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the plan year. Shares of mutual funds and units of the National City Capital Preservation Fund are valued at the net asset value of shares/units held by the Plan at year end. Participant loans are valued at their outstanding balances, which approximate fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis and dividends are recorded on the ex-dividend date.

Benefits are recorded when paid.

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

2. Significant Accounting Policies (continued)

In December 2005, the Financial Accounting Standards Board (FASB) issued FASB Staff Position AAG INV-1 and SOP 94-4-1, *Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans* (the FSP). The FSP defines the circumstances in which an investment contract is considered fully benefit responsive and provides certain reporting and disclosure requirements for fully benefit responsive investment contracts in defined contribution health and welfare and pension plans. The financial statement presentation and disclosure provisions of the FSP are effective for financial statements issued for annual periods ending after December 15, 2006, and are required to be applied retroactively to all prior periods presented for comparative purposes. The FSP had no impact to the financial presentation and disclosure of the Plan, since the Plan's investments do not include investment contracts.

3. Investments

During 2006, the Plan's investments (including investments bought, sold, and held during the year) appreciated, as determined by quoted market price, in value as follows:

Allegiant Funds	$ 57,647,196
Other mutual funds	67,098,020
National City Corporation Common Stock	75,416,413
	$ 200,161,629

3. Investments (continued)

The fair values of investments that represent 5% or more of the Plan's net assets are as follows:

	December 31	
	2006	**2005**
National City Capital Preservation Fund for Retirement Trusts	**$ 136,839,238**	$ 136,834,760
Allegiant Money Market Fund	**145,278,457**	130,599,490
Allegiant Large Cap Growth Fund	**163,364,029**	173,797,352
Allegiant Multifactor Small Cap Fund	**143,993,236**	129,736,285
Allegiant Large Cap Value Fund	**140,033,458**	134,755,169
National City Corporation Common Stock	**911,133,373**	871,872,197
Templeton Foreign Equity Fund	**199,632,262**	121,324,407
Vanguard Institutional Index Fund	**146,212,239**	–

4. Party-in-Interest Transactions

The Trust Department of National City Bank, a wholly owned subsidiary of NCC, is trustee for the assets of the Plan. National City Bank, through Allegiant Asset Management Company, serves as investment advisor to the investment portfolios of the National City Capital Preservation Fund and the Allegiant Funds.

5. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

6. Tax Status

The Internal Revenue Service has determined and informed NCC by a letter dated February 26, 2004, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

7. Plan Mergers and Transfers

In July 2006, Capstone Realty Advisors, LLC 401(k) Retirement Plan, which was a defined contribution plan covering all eligible Capstone Realty Advisors, LLC employees, was merged into the NCC Plan. NCC acquired Capstone Realty Advisors, LLC in July 2004.

In December 2006, the Information Leasing Corporation 401(k) Plan, which was a defined contribution plan covering all eligible Information Leasing Corporation Employees was merged into the NCC Plan. NCC acquired Information Leasing Corporation in July 2004.

8. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2006 and 2005, to Form 5500:

	2006	2005
Net assets available for benefits per the financial statements	**$ 2,423,862,619**	$ 2,179,986,848
Amounts allocated to withdrawing participants	**(665,506)**	(849,278)
Net assets available for benefits per Form 5500	**$ 2,423,197,113**	$ 2,179,137,570

The following is a reconciliation of benefits paid to participants per the financial statements for the year ended December 31, 2006, to Form 5500:

Benefits paid to participants per the financial statements	$ 234,605,510
Amounts allocated to withdrawing participants at December 31, 2005	(849,278)
Amounts allocated to withdrawing participants at December 31, 2006	665,506
Benefits paid to participants per Form 5500	$ 234,421,738

Amounts allocated to withdrawing participants were recorded on Form 5500 for benefit claims that had been processed and approved for payment prior to December 31, but not yet paid as of that date.

National City Savings and Investment Plan

EIN #34-1111088 Plan #005

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2006

Identity of Issue, Borrower, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value		Current Value
* National City Capital Preservation Fund for Retirement Trusts	136,839,238	units	$ 136,839,238
* Allegiant Funds:			
Money Market Fund	145,278,457	shares	145,278,457
Large Cap Growth Fund	8,486,443	shares	163,364,029
Mid Cap Value Fund	257,620	shares	3,761,259
Multifactor Small Cap Fund	7,712,546	shares	143,993,236
Balanced Allocation Fund	4,259,264	shares	47,788,942
Large Cap Value Fund	7,285,820	shares	140,033,458
Templeton Foreign Equity Fund	7,485,274	shares	199,632,262
Vanguard Institutional Index Fund	1,128,268	shares	146,212,239
Vanguard Midcap Index Fund	3,430,351	shares	68,023,868
Vanguard Prime Cap Fund	1,564,871	shares	111,966,546
Vanguard Small Cap Index Fund	1,432,054	shares	46,756,576
Vanguard Institutional Bond Fund	2,139,565	shares	107,662,924
* National City Corporation Common Stock	24,734,321	shares	911,133,373
* Participant loans	At interest rates ranging from 4.0% to 11.75%		48,209,032
			$2,420,655,439

* Indicates party in interest to the Plan.

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statements (Form S-8 No. 33-45363, No. 333-61712 and No. 333-67354) pertaining to the National City Savings and Investment Plan of National City Corporation of our report dated June 17, 2007, with respect to the financial statements and schedule of the National City Savings and Investment Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2006.

Ernst & Young LLP

Cleveland, Ohio
June 25, 2006

END